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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                            SEC FILE NUMBER 000-18839
                         NOTIFICATION OF LATE FILING

                                  (Check One):
                                                             CUSIP NUMBER

[X]FORM 10-K AND FORM 10-KSB    [ ]FORM 20-F    [ ]FORM 11-K
[ ]FORM 10-Q AND FORM 10-QSB    [ ]FORM N-SAR

FOR PERIOD ENDED:  FOR THE FISCAL YEAR ENDED JUNE 30, 1996
[  ]   TRANSITION REPORT ON FORM 10-K
[  ]   TRANSITION REPORT ON FORM 20-F
[  ]   TRANSITION REPORT ON FORM 11-K
[  ]   TRANSITION REPORT ON FORM 10-Q
[  ]   TRANSITION REPORT ON FORM N-SAR
FOR THE TRANSITION PERIOD ENDED:_____________________

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


PART I--REGISTRANT INFORMATION

                    UNITED AMERICAN HEALTHCARE CORPORATION
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                            Full Name Of Registrant

                      1155 Brewery Park Blvd, Suite 200
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          Address of Principal Executive Office (Street and Number)


                              Detroit, MI 48207
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                          City, State and Zip Code


PART II--RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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[x] (b)  The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[x] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III--NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         The Registrant has filed for this extension to allow completion of its audit, which is dependent upon the completion of the audit of its significant Tennessee subsidiary, OmniCare Health Plan, Inc. and third party financing for its New York joint venture, United/HealthScope, Inc. on or about October 3, 1996.


PART IV--OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

              Jagu Vanaharam              (313)          393-0200
              --------------------------------------------------------
                  (Name)                (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               [X] Yes   [  ] No

     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [X] Yes   [  ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant expects to report a loss for the year ended June 30, 1996, as opposed to income reported for the year ended June 30, 1995, the significance which cannot be measured until completion of the items set forth in Part III above.






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                    UNITED AMERICAN HEALTHCARE CORPORATION
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date Sept 27, 1996               By  /s/ Julius V. Combs
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                                    Julius V. Combs, Chairman and CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).